SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 15, 2006

Benetton Board approves 2006 first quarter results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 15, 2006

Benetton Board approves 2006 first quarter results

CONSOLIDATED REVENUES RISE TO 416 MILLION EURO, NET INCOME OF 24 MILLION EURO

Ponzano, May 15, 2006 - The Benetton Board of Directors today approved the consolidated results for the first quarter of 2006.

Group net revenues for the first quarter of 2006 were 416 million euro, compared with 383 million in the corresponding period of 2005 (+8.6%). "Apparel" sector sales amounted to 389 million euro, against 355 million euro in the first quarter of 2005, with a change of 9.5%.

In the "Apparel" sector, to be noted are the contribution to revenues by the Turkish partnership(established in May 2005), of 12 million euro, and the contribution of sales from the directly operated stores.

Revenue performance by independent partners was mainly influenced by the effects of the commercial development policy and the dynamics of 2006 spring-summer collection deliveries, designed to enhance service to stores.

Markets which continue to show significant growth are the Mediterranean basin, South Korea, China and India.

Sales were affected by positive exchange rates for around 5 million euro, representing 1.3% of total revenues.

Gross operating income was 43.0% of revenues compared with 44.2% in the same period of 2005, with a contribution margin of 35.7% compared with 37.0% in the first quarter of 2005.

EBIT was 35 million euro, 8.4% of revenues, against 37 million euro in the first quarter of 2005 (9.8%).

Net income was 24 million euro, representing 5.8% of revenues, compared with 27 million euro in the first quarter of 2005 (7%).

Shareholders'equity, at March 31, 2006, amounted to 1,300 million euro (1,275 million at December 31, 2005). The improved net financial position of 377 million euro, versus 477 million euro at March 31, 2005, was achieved in the context of growth in operating investments and an improvement in working capital.

The results of the first quarter make it possible to confirm the previously comunicated guidance for 2006; an increase in consolidated revenues at least equal to that in 2005, an EBIT of around 9.5%-10% of consolidated revenues and net income in the region of 6.5%.

For further information and contacts:

Media Investor Relations

0039 0422519036 0039 0422519412

www.benettongroup.com/press www.benettongroup.com/investors

Benetton Group results

Consolidated statement of income
	1st quarter		1st quarter				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	416	100.0	383	100.0	33	8.6	1,765	100.0
Cost of sales	237	57.0	213	55.8	24	10.9	995	56.4
Gross operating income	179	43.0	170	44.2	9	5.7	770	43.6
Selling costs	30	7.3	28	7.2	2	10.7	127	7.2
Contribution margin	149	35.7	142	37.0	7	4.7	643	36.4
General and operating expenses	115	27.5	105	27.1	10	10.2	438	24.8
Ordinary operating result	34	8.2	37	9.9	(3)	(10.4)	205	11.6
Non-recurring expenses/(income)	(1)	(0.2)	-	0.1	(1)	n.s.	48	2.7
EBIT	35	8.4	37	9.8	(2)	(6.5)	157	8.9
Financial income/(expenses)	(4)	(1.0)	(4)	(1.2)	-	(9.4)	(23)	(1.3)
Foreign currency hedging gains/(losses) and exchange differences	1	0.2	1	0.4	-	(44.7)	-	-
Income before taxes	32	7.6	34	9.0	(2)	(7.6)	134	7.6
Income taxes	7	1.7	8	2.1	(1)	(11.1)	20	1.1
Net income/(loss) for the period	25	5.9	26	6.9	(1)	(6.6)	114	6.5
attributable to:
- Shareholders of the Parent Company	24	5.8	27	7.0	(3)	(10.2)	112	6.3
- minority Shareholders	1	0.1	(1)	(0.1)	2	n.s.	2	0.2

Financial situation - highlights
(millions of euro)	03.31.2006	12.31.2005	Change	03.31.2005
Working capital	736	688	48	781
Assets held for sale	8	8	-	6
Property, plant and equipment and intangible assets	903	895	8	910
Non-current financial assets	22	25	(3)	22
Other assets/(liabilities)	8	10	(2)	(1)
Capital employed	1,677	1,626	51	1,718

Net financial position	377	351	26	477
Total Shareholders' equity	1,300	1,275	25	1,241

Statement of cash flow
	1st quarter	1st quarter
(millions of euro)	2006	2005
Cash flow used by operating activities	(1)	(19)
Cash flow used by investing activities	(37)	(62)	(A)
Free cash flow	(38)	(81)

Cash flow provided by financing activities:
- net change in sources of finance	1	(6)
- net change in cash and cash equivalents	37	87
Cash flow provided by financing activities	38	81

(A) Includes the purchase of financial assets in the amount of 40 million euro.